DXI ENERGY INC.
(the “Corporation”)
Suite 520-999 Canada Place Vancouver, BC V6C 3E1
Telephone: (604) 638-5050
Fax: (604) 638-5051

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general and special meeting of shareholders (the “Meeting”) of the Corporation will be held at Suite 520, 999 Canada Place, Vancouver, British Columbia, V6C 3E1 on Wednesday, June 20, 2018 at 10:00 a.m. (Vancouver time). At the Meeting, shareholders will be asked to:

1.	receive the consolidated financial statements for the year ended December 31, 2017, together with the report of the auditors thereon;

2.	fix the number of directors of the Corporation (“Directors”) and elect Directors for the ensuing year;

3.	appoint BDO Canada LLP as the Corporation’s auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors;

4.

consider, and if thought fit, to approve with or without variation, an ordinary resolution for the renewal of the Corporation’s stock option plan effective December 17, 2009 and amended January 6, 2012 and July 15, 2015 (the “Option Plan”) and the US Sub-Plan for a further three (3) years; and

5.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This Notice is accompanied by the Information Circular, a form of proxy, and a financial statement request form.

Only common shareholders of record at the close of business on May 7, 2018 will be entitled to vote at the Meeting, or any adjournment or postponement thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online under the Corporation’s profile at www.sedar.com (Canada) or at www.sec.gov (United States). They may also be downloaded from the Corporation’s website at www.dxienergy.com/financial-reports.html.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

Shareholders may request copies of the Information Circular at no cost by calling toll-free at 1-866-888-8230.

VOTING

Registered shareholders who are unable to attend the Meeting in person are encouraged to complete, date and sign the enclosed form of proxy and return it in the enclosed envelope. To be effective, proxies must be sent by mail, facsimile or personal delivery either to the head office of the Corporation at 520-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or to the Corporation's Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting (excluding Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) or before the time set for the adjourned Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s sole discretion without notice. Beneficial shareholders are asked to return their enclosed voting instruction form using the following methods at least two business days in advance of the proxy deposit date noted on the voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English) or 1-800-474-7501 (French)

MAIL:	Data Processing Centre
PO Box 2800 STN LCD Malton
Mississauga, ON L5T 2T7

Shareholders with questions about notice and access can call the Corporation toll free at 1-866-888-8230.

DATED at Vancouver, British Columbia, this 7th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS
"Robert L. Hodgkinson"
Robert L. Hodgkinson
Chairman and Chief Executive Officer

DXI ENERGY INC.
520-999 Canada Place
Vancouver, British Columbia V6C 3E1
Telephone: (604) 638-5050
Facsimile: (604) 638-5051

MANAGEMENT INFORMATION CIRCULAR
(dated May 7, 2018 and contains information as of May 7, 2018)

SOLICITATION OF PROXIES

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of DXI ENERGY INC. (“DXI” or the "Corporation") for use at the Annual General and Special Meeting (the "Meeting") of shareholders (the "Shareholders") of the Corporation, to be held on Wednesday, June 20, 2018 at 520-999 Canada Place, Vancouver, British Columbia V6C 3E1, at the hour of 10:00 am (Vancouver time) for the purposes set forth in the notice of the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation without special compensation. The cost of solicitation will be borne by the Corporation.

No person is authorized to give any information or to make any representations other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

APPOINTMENT AND USE OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation (the “Directors”). A Shareholder has the right to appoint a person or company, who need not be a Shareholder, other than the persons designated in the form of proxy accompanying this Information Circular, as nominee to attend and act for and on behalf of such Shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy or by executing a proxy in a form similar to the enclosed form. If a Shareholder appoints one of the persons designated in the accompanying form of proxy as nominee and does not direct the said nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity has been given to specify how the shares registered in the name of such Shareholder shall be voted, the proxy shall be voted for such matter or matters. The proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must be executed under its common seal or signed by a duly authorized officer.

To be effective, forms of proxy must be delivered either to the head office of the Corporation at Suite 520, 999 Canada Place, Vancouver, British Columbia, V6C 3E1, or to the Corporation's Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

Completion and delivery of proxies may also be done electronically. Shareholders who wish to complete and deliver proxies electronically are urged to contact Computershare Investor Services Inc. to determine the availability of and instructions for the use of this option.

EXERCISE OF VOTE BY PROXY

The shares represented by proxies at the Meeting will be voted for or against or withheld from voting in accordance with the instructions of the Shareholder, so long as such instructions are certain, on any ballot that may be called for. Where the proxy specifies a choice with respect to any matter to be voted upon, the shares to which the proxy pertains will be voted in accordance with the specification so made. If no choice is specified in the proxy, the persons designated in the accompanying form of proxy will vote for each of the matters proposed by management at the Meeting and described in the Notice of the Meeting.

The form of proxy accompanying this Information Circular confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. Management knows of no matter, to come before the Meeting, other than those referred to in the accompanying notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies given in favour of the persons named therein will be voted on such matters in accordance with the best judgment of such persons.

REVOCABILITY OF PROXY

A Shareholder may revoke a proxy (a) by depositing an instrument in writing executed by him or by his attorney authorized in writing (i) at the registered office of the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or (b) in any other manner permitted by law. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders (as defined below) who wish to change their vote must, at least 7 days before the Meeting, arrange for their Intermediary (as defined below) to revoke the proxy on their behalf.

Revocation of proxies may also be done electronically. Shareholders who wish to revoke their proxies electronically are urged to contact Computershare Investor Services Inc. to determine the availability of and instructions for the use of this option.

NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” Shareholders because the common shares of the Corporation (the "Common Shares") they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of the Meeting, this Information Circular and the proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the head office of the Corporation or Computershare Investor Services Inc. as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Proxy Authorization Form”) which the Intermediary must follow. Typically, the Proxy Authorization Form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the Proxy Authorization Form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a Proxy Authorization Form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or Proxy Authorization Form is to be delivered.

In addition, Canadian securities legislation now permits the Corporation to forward meeting materials directly to “non objecting beneficial owners”. If the Corporation or its agent has sent these materials directly to you (instead of through a nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

NOTICE AND ACCESS

The Corporation is sending the Meeting Materials to beneficial shareholders using the “notice and access” provisions of National Instrument 54-101 – Communication with Beneficial Owners. Pursuant to such provisions, the Corporation provides beneficial shareholders with a notice on how they may access the Information Circular electronically instead of providing a paper copy. The Corporation is not sending the Meeting Materials to registered Shareholders using the “notice and access” provisions of National Instrument 51-102 – Continuous Disclosure Obligations.

APPROVAL OF RESOLUTIONS

The regulatory requirements affecting the matters proposed for approval at the Meeting may require different levels or kinds of Shareholder approval, including approval by ‘ordinary resolution’, ‘special resolution’ or ‘disinterested shareholder approval’. The following is an explanation of what these terms mean and how they apply to the voting which will occur at the Meeting.

1.	An ordinary resolution is one approved by a simple majority of the votes actually cast. This includes Shareholders voting in person or by proxy. All Shareholders are entitled to vote.

2.	A special resolution is one approved by not less than two-thirds of the votes actually cast. This includes Shareholders voting in person or by proxy. All Shareholders are entitled to vote.

3.

A resolution requiring disinterested shareholder approval may be either an ordinary or special resolution, as the circumstances dictate, but in either case will exclude all votes attaching to any shares held by persons with an interest in the subject matter of the resolution.

Each resolution will indicate what level or kind of shareholder approval is required.

VOTING SHARES AND RECORD DATE

The Corporation’s authorized capital consists of an unlimited number of Common Shares, preferred shares and series one (1) preferred shares. As of May 7, 2018 (the "Record Date"), the issued share capital of the Corporation consisted of 103,606,088 Common Shares with no preferred shares or series one (1) preferred shares issued. Each holder of Common Shares of record at the close of business on the Record Date is entitled to one vote for each Common Share then held on all matters to be acted upon at the Meeting.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the Directors and executive officers of the Corporation, as at May 7, 2018, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation, other than:

		Percentage of Outstanding
Name	Number of Shares(1)	Shares on a fully diluted basis

Robert Hodgkinson	78,405,299 Shares (including 58,441,558 Shares upon conversion of existing debt)	48.38%

(1)

The information as to the class and number of voting securities beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation has been based solely upon public filings of Hodgkinson Equities Corp. (“HEC”), a company wholly-owned by Mr. Hodgkinson); and reports filed by Mr. Hodgkinson on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca. In June 2017, HEC has entered into a debt restructuring agreement with the Corporation with the right to convert the entire $4.5 million loan into 58,441,558 common shares of the Corporation at a price of $0.077 per share. Mr. Hodgkinson would own 48.38% of the then issued and outstanding shares on a fully diluted basis assuming the exercise of Mr. Hodgkinson’s conversion right.

FORWARD-LOOKING STATEMENTS

This Information Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Information Circular.

The principal factors, assumptions and risks that we made or took into account in the preparation of the forward-looking statements in this Information Circular include, among other things, our ability to obtain the necessary shareholder and regulatory approvals for those proposals; and the other factors described in this Information Circular and our annual information form. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this Information Circular as intended, planned, anticipated, believed estimated or expected. You are cautioned not to place undue reliance on forward-looking information or statements.

MATTERS TO BE ACTED UPON

1.    Receipt of Financial Statements

The Corporation’s consolidated financial statements for the fiscal year ended December 31, 2017 and the report of the auditor’s thereon will be presented at the Meeting.

2.    Fixing the Number of Directors

The Corporation’s articles provide that the board of Directors (the “Board”) is to consist of a minimum of three Directors and a maximum number to be determined from time to time by ordinary resolution of the Corporation’s shareholders. The Board currently consists of five (5) individuals. The Board proposes to fix the number of our Directors at five (5).

A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposal to fix the number of directors at five (5).

The persons named in the accompanying form of proxy intend to vote for fixing the number of Directors at five (5).

3.    Election of Directors

The Corporation's Board presently consists of five (5) Directors. The term of office of each of the present Directors expires at the Meeting. At the Meeting, it is intended to fix the number of Directors at five (5) and to elect five (5) Directors for the ensuing year.

The persons named in the accompanying form of proxy intend to vote for the election, as Directors, of the nominees whose names are set forth below.

Management does not contemplate that any of the nominees will be unable to serve as Directors but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless authority to vote in the election of Directors is withheld. Each Director elected will hold office until the next annual meeting of the Corporation or until their successors are appointed.

The names of and other information about the said nominees are as follows:

Name, Office and Place of Residence	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(1)	Period of Service as a Director	No. of Common Shares Beneficially Owned, or controlled or directed, directly or indirectly, as at the date of the Information Circular (1)
Robert Hodgkinson Chief Executive Officer, Chairman and Director British Columbia, Canada	Chief Executive Officer of the Corporation.	May 18, 2004 - Present	19,963,741(6)
Craig Sturrock(2) (3) Director British Columbia, Canada	Tax lawyer since 1971. Currently, Mr. Sturrock is a partner at the law firm of Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	August 22, 2005 – Present	307,783
Ronnie Bozzer(2) (3) (4) (5) Director British Columbia, Canada	Mr. Bozzer's legal practice encompasses general commercial law, corporate finance, mergers & acquisitions, project finance and public private partnerships. His honours include receiving the highest peer review rating by Martindale Hubbell, and industry recognition in the fields of corporate law and banking law. Mr. Bozzer is the Chair of Advantage British Columbia (formerly known as the British Columbia International Finance Centre) as well as a director of numerous private corporations.	January 15, 2014 - Present	90,000
A. Ross Gorrell(3) (4) (5) Director British Columbia, Canada	30 years’ experience in geological evaluations of resource properties in Canada. Dr. Gorrell has served as director, officer and controlling principal of many successful mining and oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director and President, CEO and Co- Chairman of Petromin Resources Ltd.	December 14, 2012- Present	146,117
Stan Page(2) (4) (5) Director British Columbia, Canada
Over 38 years’ experience in US domestic oil and gas operations. From 1981 to 2001, Mr. Page was employed by AMOCO Production Company initially in field operations and finally as Plant Construction Manager in San Juan Operations. From 2001 to 2007 with BP America in senior operating roles including Operations Centre Manager, East Texas Assets. From 2007 to 2016, Mr. Page was Senior Vice President of U.S. Operations for Quicksilver Resources Inc. From 2016 to present, he was self-employed.
		August 30, 2017 to Present	Nil

Notes:	(1)

The information as to place of residence, principal occupation and the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective nominees themselves.

	(2)	Denotes member of the Corporation's Audit Committee. Craig Sturrock is the Chair of the Committee.
	(3)	Denotes member of the Corporation’s Nominating and Governance Committee. Ronnie Bozzer is the Chair of the Committee.
	(4)	Denotes member of the Corporation’s Compensation Committee. Ronnie Bozzer is the Chair of the Committee.
	(5)	Denotes member of the Corporation’s Reserves Committee. Stan Page is the Chair of the Committee.
	(6)	See note (1) on page 4 under “Principal Holders of Voting Shares” to refer to Mr. Hodgkinson’s holdings.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company.

To the knowledge of the Corporation, no proposed Director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in effect for a period of more than 30 consecutive days while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4.    Appointment of Auditors

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of BDO Canada LLP, Chartered Professional Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual general meeting of the Corporation. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the Board. BDO Canada LLP, Chartered Professional Accountants were first appointed auditors of the Corporation on August 20, 2010.

The persons named in the accompanying form of proxy intend to vote for the re-appointment of BDO Canada LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

5.    Approval of the Renewal of the Stock Option Plan and the US Sub-Plan General Information

Pursuant to the policies of the TSX, stock option plans which reserve for issuance up to 10% of a listed issuer’s shares (commonly known as “rolling” stock option plans) must be approved every three years by the shareholders of the listed issuer.

The Board implemented a new stock option plan on September 18, 2009 (the “Option Plan”) effective December 17, 2009 and amended January 6, 2012 and July 15, 2015, which was approved by the TSX, to replace the 2006 Plan. The Option Plan is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Corporation’s issued and outstanding common shares as constituted on the date of any grant of options under the Option Plan.

Key terms of the Option Plan are summarized under “Statement of Executive Compensation” section below.

The full text of the Option Plan will be available for review at the Meeting.

The Corporation is required by the Toronto Stock Exchange to seek approval from the Shareholders for unallocated entitlements under the Stock Option Plan every three years.

If the resolution to approve the renewal of the Option Plan is not approved, all unallocated options under the Option Plan will be cancelled and the Corporation will not be permitted to grant further options or other awards under the Option Plan until such time as renewal approval is obtained. In such a case, all outstanding options under the Option Plan will remain outstanding and be unaffected, however any outstanding options that expire unexercised, are cancelled or are otherwise terminated shall not be available for re-granting.

Accordingly, at the Meeting, shareholders will be asked to consider the following resolution:

“BE IT RESOLVED as an ordinary resolution THAT:

1.

Subject to the approval of the TSX and all other applicable regulatory authorities, the Corporation’s Stock Option Plan (the “Option Plan”), as most recently amended and restated, be and is hereby approved and adopted as the Option Plan of the Company;

2.	The maximum number of Common Shares issuable under the Plan are not to exceed 10% of all issued and outstanding Common Shares from time to time;

3.

The Corporation has the ability to continue granting options under the Option Plan until June 20, 2021, that is until the date that is three years from the date of this Meeting or any adjournment or postponement thereof, where approval of the holders of common shares is being sought;

4.

Notwithstanding that this resolution has been passed by the shareholders of the Corporation, the Board of Directors of the Corporation may revoke such resolution at any time before it has been effected without further action by the shareholders; and

5.

Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

Unless otherwise directed, the persons named in the enclosed Proxy intend to vote for the approval of the renewal and amendment of the Option Plan.

STATEMENT OF EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

	(a)	Compensation Committee

The Corporation has a Compensation Committee composed of three Directors: Ronnie Bozzer, A. Ross Gorrell and Stan Page.

	(b)	Role of the Compensation Committee

The Compensation Committee exercises general responsibility regarding overall executive compensation. The Board sets the annual compensation, bonus, options and other benefits of the Chief Executive Officer and approves compensation for all other executive officers of the Corporation after considering the recommendations of the Compensation Committee. Each or the members of the Compensation Committee has extensive experience in management and compensation procedures.

The members of the Compensation Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Corporation’s Compensation Committee Charter can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance”.

	(c)	Compensation Discussion

(i) Risks Associated with the Corporation’s Compensation Policies and Practices

The Compensation Committee has considered the implications of the risks associated with the Corporation’s compensation practices and has determined that there are no significant areas of risk since the discretionary portion of compensation, that is, share options and bonuses are based on qualitative measures and are at the full discretion of the Board upon the recommendations of the Compensation Committee.

(ii) Basis of Compensation for Executive Officers

The Corporation compensates its executive officers through a combination of base compensation, bonuses and stock options. The base compensation provides an immediate cash incentive for the executive officers. Bonuses encourage and reward exceptional performance over the financial year. Stock options ensure that the executive officers are motivated to achieve long term growth of the Corporation and continuing increases in shareholder value. In terms of relative emphasis, the Corporation places more importance on stock options as long-term incentives. Bonuses are related to performance and may form a greater or lesser part of the entire compensation package in any given year. Each of these means of compensation is briefly reviewed in the following sections.

(iii) Base Compensation

Base compensation for each executive officer, including that of the Chief Executive Officer, is set by the Compensation Committee and approved by the Board on the basis of the applicable executive officer’s responsibilities, experience and past performance. The Corporation’s philosophy is that Named Executive Officers (as defined below) are provided a base compensation competitive among companies considered to be a peer group to the Corporation. In 2008, the Corporation hired an external compensation consultant to review the Corporation’s compensation for senior officers. Companies selected for inclusion in this peer group are publicly traded, junior oil and gas exploration companies of a similar size to the Corporation with operations considered to be analogous to those of the Corporation. Compensation information for this peer group was collected from public disclosure for the year of 2008, and adjusted using average salary increases derived from industry surveys to provide a benchmark for 2017 compensation. Additionally, in making such an assessment, the Board considers the objectives set forth in the Corporation’s business plan and the performance of executive officers and employees in executing the plan in combination with the overall result of the activities undertaken.

In 2017, a peer group of comparable publicly-traded oil and gas companies with a similar market capitalization as the Corporation is comprised as follows:

Pan Orient Energy Corp.	Touchstone Exploration Inc.

Toscana Energy Income Corp.	Crown Pointe Energy Inc.

Falcon Oil and Gas Ltd.	Journey Energy Inc.

Questerre Energy Corporation	Corridor Resources Inc.

(iv) Bonuses

There are two components of the Corporation’s bonus program. An annual bonus may be paid for each fiscal year based on the Board’s assessment of the Corporation's general performance and the relative contribution of each of the executive officers, including the Chief Executive Officer, to that performance. In addition, there is a non-discretionary portion which may be paid for each fiscal year if the Corporation reaches a certain shareholder return percentage based on the Corporation’s stock price performance over a period of time.

(v) Stock Options

The Corporation provides long term incentive compensation to its executive officers through its Stock Option Plan, which is considered an integral part of the Corporation’s compensation program.

Upon the recommendation of management and approval by the Compensation Committee and the Board, stock options are granted under the Corporation’s Stock Option Plan, to new Directors, officers and key employees, usually upon their commencement of employment with the Corporation. Upon the recommendation of Compensation Committee, the Board approves the granting of additional stock options from time to time based on its assessment of the appropriateness of doing so in light of the long term strategic objectives of the Corporation, its current stage of development, the need to retain or attract key technical and managerial personnel in a competitive industry environment, the number of stock options already outstanding, overall market conditions, and the individual’s level of responsibility and performance within the Corporation.

The Board views the granting of stock options as a means of promoting the success of the Corporation and creating and enhancing returns to its Shareholders. As such, the Board does not grant stock options in excessively dilutive numbers. Total options outstanding are presently limited to 10% of the total number of shares outstanding under the rules of the TSX. Grant sizes are, therefore, determined by various factors including the number of eligible individuals currently under the option plan and future hiring plans of the Corporation. See “Information Concerning the Corporation’s Stock Option Plan” below for further details.

The Board did not grant any stock options to the Named Executive Officers in 2017.

Further details regarding the stock option plan are provided under the heading “Statement of Executive Compensation – Incentive Stock Option Plan”.

2.     Summary Compensation Table

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the financial years ended December 31, 2015, December 31, 2016 and December 31, 2017 in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2017 and the other three most highly compensated executive officers of the Corporation as at December 31, 2017 whose individual total salary, consulting fees and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Name and principal position	Year	Salary and Consulting Fees ($)	Share- based awards ($)	Option- based awards ($) (1)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long- term incent ive plans ($)
Robert Hodgkinson, Chief Executive Officer	2017 2016 2015	240,600(1) 240,600 240,600	Nil Nil Nil	Nil 17,017 25,422	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	240,600 257,617 266,022
David Matheson, Chief Financial Officer	2017 2016 2015	200,000(2) 200,000 200,000	Nil Nil Nil	Nil 22,689 25,422	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 222,689 225,422

Notes:	(1)	Include an unpaid amount of $40,100 payable by the Corporation to Mr. Hodgkinson at December 31, 2017.
	(2)	Include an unpaid amount of $49,000 payable by the Corporation to Mr. Matheson at December 31, 2017.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on December 31, 2017:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Robert Hodgkinson	300,000	0.16	June 5, 2021	Nil	Nil	Nil
David Matheson	400,000	0.16	June 5, 2021	Nil	Nil	Nil

Notes:	(1)

The value of unexercised in-the-money stock options has been determined by subtracting the exercise price at which Common Shares may be acquired pursuant to the exercise of the options from the closing price of the Common Shares on the TSX of $0.10 on December 31, 2017.

(2)

The exercise price of stock options is determined by the Board but shall in no event be less than the trading price of the Common Shares of the Corporation on the TSX at the time of the grant of the option, less the maximum discount permitted under the regulations of the TSX or such other price as may be agreed to by the Corporation and approved by the TSX.

Value Vested or Earned During 2017 Fiscal Year

The following table outlines the value of incentive plan awards vested or earned by the Named Executive Officers during the fiscal year ended December 31, 2017:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Hodgkinson	Nil	Nil	Nil
David Matheson	Nil	Nil	Nil

Termination and Change of Control Benefits

The table below reflects amounts that would have been payable to each Named Executive Officers if their agreements had been terminated on December 31, 2017 either (i) without cause or (ii) following a change of control.

Name	Termination of Contract, other than for termination with cause Severance ($)	Termination of Contract, in the event of a change of control Severance ($)
Robert Hodgkinson(1)	255,000	510,000
David Matheson(2)	200,000	400,000

Note 1:

If Mr. Hodgkinson’s agreement is terminated without cause or following a change of control, he will be entitled to receive a termination payment equal to 12 months and 24 months of base compensation respectively. Per Mr. Hodgkinson’s agreement, change of control is defined as 20% or more of the issued and outstanding Common Shares of the Corporation are acquired by any person or by any person and its affiliate.

Note 2:

If Mr. Matheson’s agreement is terminated without cause or following a change of control, he will be entitled to receive a termination payment equal to 12 and 24 months of base salary respectively. Per Mr. Matheson’s employment agreement, change of control is defined as 20% or more of the issued and outstanding Common Shares of the Corporation are acquired by any person or by any person and its affiliate.

Compensation of Directors

The Corporation has compensation agreements for its Directors who are not executive officers. Under the agreements, Directors receive $2,500 per meeting for the first 4 meetings each year, and $1,500 for each meeting thereafter. The Board may award special remuneration to any Director undertaking any special services on behalf of the Corporation other than services ordinarily required of a Director. Pursuant to an amendment to the agreements approved by the Board, effective January 1, 2010, the Directors now receive $1,000 per quarter plus $500 for each meeting.

During the most recently completed financial year ended December 31, 2017, the cash compensation and stock options granted to the Directors who are not Named Executive Officers, for being a member of the Board, were as follows:

Name	Meeting Attendance Fees ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Craig Sturrock	7,167	Nil	Nil	Nil	Nil	Nil	7,167
A. Ross Gorrell	5,167	Nil	Nil	Nil	Nil	Nil	5,167
Ronnie Bozzer	7,500	Nil	Nil	Nil	Nil	Nil	7,500
Stan Page (1)	2,000	Nil	Nil	Nil	Nil	Nil	2,000
James Dai (2)	3,167	Nil	Nil	Nil	Nil	Nil	3,167

Note 1:	Mr. Page was appointed as a director of the Corporation on August 30, 2017.
Note 2:	Mr. Dai resigned from the Board on August 30, 2017. He ceased to be a director of the Corporation effective that date.

(a)    Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each non-management director of the Corporation, all of the share-based and option-based awards outstanding on December 31, 2017:

Name	Number of securities underlying unexercised options (#)	Option-based Awards			Share-based Awards
		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Craig Sturrock	200,000	0.16	June 5, 2021	Nil	Nil	Nil
A. Ross Gorrell	150,000	0.16	June 5, 2021	Nil	Nil	Nil
Ronnie Bozzer	200,000	0.16	June 5, 2021	Nil	Nil	Nil
Stan Page	Nil	N/A	N/A	N/A	Nil	Nil
James Dai (3)	150,000	0.16	June 5, 2021	Nil	Nil	Nil

Note 1:

The value of unexercised in-the-money stock options has been determined by subtracting the exercise price at which Common Shares may be acquired pursuant to the exercise of the options from the closing price of the Common Shares on the TSX of $0.10 on December 31, 2017.

Note 2:

The exercise price of stock options is determined by the Board, but shall in no event be less than the trading price of the Common Shares of the Corporation on the TSX at the time of the grant of the option, less the maximum discount permitted under the regulations of the TSX or such other price as may be agreed to by the Corporation and approved by the TSX.

Note 3:	Mr. Dai resigned from the Board on August 30, 2017. He ceased to be a director of the Corporation effective that date. The options were cancelled on February 28, 2018.

(b)    Value Vested or Earned During 2017 Fiscal Year

The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the year ended December 31, 2017:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Craig Sturrock A. Ross Gorrell Ronnie Bozzer Stan Page James Dai (1)	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Note 1: Mr. Dai resigned from the Board on August 30, 2017. He ceased to be a director of the Corporation effective that date.

3.    Incentive Stock Option Plan

The Board implemented a new stock option plan on September 18, 2009 (the “Option Plan”) effective December 17, 2009 and amended on January 6, 2012 and July 15, 2015, which was approved by the TSX, to replace the 2006 Plan. The Option Plan is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Corporation’s issued and outstanding common shares as constituted on the date of any grant of options under the Option Plan.

Key terms of the Option Plan are summarized as follows:

•	The Option Plan is administered by the Board of Directors or, if the Directors so determine, by a committee of the Directors authorized to administer the Option Plan (the “Committee”).

•

Options may be granted to directors, officers and employees of the Corporation as well as persons or corporations engaged to provide services to the Corporation (or any entity controlled by the Corporation) and any individuals employed by such persons or corporations.

•

The number of shares issuable to insiders of the Corporation at any time, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares.

•

The number of shares issued to insiders of the Corporation as a group, within any one year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares as at the end of such one year period.

•

Subject to the limitation applicable to insiders of the Corporation and the limit on the maximum number of options available for issuance under the Option Plan, there is no restriction on the number of options that can be granted to any one person.

•

The Board or, if applicable, the Committee will have the authority to determine the exercise price of the options granted under the Option Plan provided that the exercise price must be not less than the market price on the TSX at the time of grant of the options (being the last closing price per Share on the trading day immediately preceding the day the options are granted).

•	The Option Plan does not contain provisions allowing for the transform of a stock option into a stock appreciation right.

•	Vesting of options will be at the discretion of the Board or, if applicable, the Committee.

•	The maximum term of options granted under the Option Plan will be 10 years from the date of grant.

The Option Plan provides that the expiry date of options shall be the later of the date set by the Board or the Committee as the last date on which an option may be exercised and, if such date falls during or within five (5) trading days after the end of a “Black-Out Period” (as defined below), the date that is ten (10) trading days following the date on which such Black-Out Period ends (the "Extension Period"); provided that if an additional Black-Out Period is subsequently imposed during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Black-Out Period to enable the exercise of such Option within ten (10) trading days following the end of the last imposed Black-Out Period. For these purposes, a “Black-Out Period” means a period of time during which, pursuant to the policies of the Corporation, trading in common shares or options of the Corporation is prohibited or restricted (except where such prohibition or restriction is the result of a cease trade order, or equivalent, imposed by a securities commission or other applicable regulatory authority).

•

If an optionee ceases to be eligible to receive options under the Option Plan as a result of termination for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date.

•

If an optionee ceases to be eligible to receive options under the Option Plan for reasons other than termination for cause (or death), any outstanding options held by such optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such option or six months after the optionee ceases to be eligible to receive options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such options to remain in full force and effect until any time up to the original expiry time of such options, irrespective of whether such expiry time is more than six months after the optionee ceases to be eligible to receive options.

•

If an optionee dies, any options held by such optionee at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of one year after the date of death of the optionee or prior to the expiry date in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of death of such optionee.

•	Options granted under the Option Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution.

•

The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of TSX or any other regulatory body having authority over the Corporation or the Option Plan, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any option granted under, or otherwise governed by, the Option Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Option Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the Option Plan;

(e)	change termination provisions for an optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of an option for an optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Option Plan without the consent of that optionee. Any other amendments to the Option Plan or options granted thereunder (or options otherwise governed thereby) will be subject to the approval of the shareholders.

•

The Option Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of options.

•

The Option Plan contains adjustment provisions pursuant to which the exercise price of an option and/or the number of securities underlying an option may be adjusted in the event of certain capital changes of the Corporation including, without limitation, share consolidations, stock-splits, dividends and corporate reorganizations. The adjustment provisions are meant to ensure that the rights associated with the option are neither enhanced nor prejudiced as a result of the capital change.

•

The Option Plan has as an addendum a sub-plan (the “US Sub-Plan”) that is applicable only to those persons entitled to receive options under the Option Plan that are resident in the United States. The purpose of the US Sub-Plan is to ensure that options granted to such persons are made in compliance with the US tax law as an Incentive Stock Option Plan (ISO).

•

The Corporation’s annual burn rate under the DXI’s Option Plan was 1.95% in 2015, 8.08% in 2016 and N/A in 2017. The burn rate is calculated by dividing the number of DXI Options granted under the DXI Option Plan during the year by the weighted average number of DXI Shares outstanding for the year.

4.    Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2012 to December 31, 2017 (the Corporation’s most recent financial year end).

Year End	2012	2013	2014	2015	2016	2017
	$	$	$	$	$	$
Common Shares	100.00	66.37	92.92	19.47	8.85	8.85
S&P/TSX Composite Index	100.00	109.56	117.69	104.64	122.95	130.37

The trend in overall compensation paid to the Named Executive Officers over the past five years has not directly correlated with increases or decreases of either the market price of the Common Shares or the S&P/TSX Composite Index during the period. The Corporation has not included market price targets of the Common Shares as a component of the Corporation’s executive compensation program and strategy.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,400,000 options	$0.16	6,960,608 options
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,400,000 options	$0.16	6,960,608 options

The number of securities remaining available for future issuance is equal to the maximum aggregate number of Common Shares that are issuable under the Option Plan minus the number of securities to be issued upon exercise of outstanding options. The maximum aggregate number of Common Shares that are issuable under the Option Plan is equal to 10% of the number of issued and outstanding Common Shares.

Information Concerning the Corporation’s Stock Option Plan

Detailed information relating to the Option Plan is provided above under the heading “Incentive Stock Option Plan”.

•

As at May 7, 2018, an aggregate of up to 10,360,608 options were issued or issuable under the Option Plan, being a number of options equal to 10% of the Corporation’s issued and outstanding Common Shares on such date.

•

As of May 7, 2018 an aggregate of 5,250,000 options were outstanding under the Option Plan, being a number of options equal to 5.07% of the Corporation’s issued and outstanding common shares at that date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the Directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been Directors or executive officers of the Corporation at any time since January 1, 2018 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters scheduled to be acted upon at the Meeting exclusive of the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, none of the Directors or officers of the Corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Corporation's most recently completed financial year that has materially affected or would or could materially affect the Corporation and any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree other than by the Directors or executive officers of the Corporation or its subsidiaries either personally or by way of their individual corporations.

AUDIT COMMITTEE INFORMATION

Shareholders are directed to Appendix “C” of the Corporation’s Annual Information Form for the year ended December 31, 2017 for the audit committee disclosure required by section 5.1 of National Instrument 52-110 – Audit Committees.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the committees are set out below.

National Policy 58-201 (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. NP 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Corporation's Board is expected to consist of five Directors post-Meeting, four of whom are independent based upon the tests for independence set forth in National Instrument 52-110. Messrs. Sturrock, Bozzer, Gorrell and Page are independent. The Chairman of the Board, Mr. Hodgkinson, who is also the Chief Executive Officer of the Corporation, is not an independent Director.

The role of the Chairman is to enhance Board effectiveness by ensuring that the responsibilities of the Board are understood by the Board and management, ensuring the Board has adequate resources to support its decision-making requirements, and ensuring there is a process in place for monitoring legislation and best practices and to assess the effectiveness of the Board on a regular basis. The Chairman presides at meetings of the Board and the Shareholders of the Corporation, provides leadership to the Board and assists the Board in reviewing and monitoring the strategy, goals, objectives and policies of the Corporation, and communicates with the Board to keep it current on all material developments. The Chairman also ensures that the independent Directors have adequate opportunities to meet to discuss issues without management present and communicates to management as appropriate the results of private discussions among independent Directors. The independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance. Since the beginning of the Corporation’s most recently completed fiscal year ended December 31, 2017, the independent Directors have held 3 such meetings.

The Governance and Nominating Committee has the responsibility to take initiatives to ensure that the board of directors can function independently of management, including, without limitation, recommending to the board of directors mechanisms, including the appointment of a committee of directors independent of management, to allow directors who are independent of management an opportunity to discuss the Corporation's affairs in the absence of management.

The attendance record of each Director at Board meetings since the beginning of the Corporation’s most recently completed fiscal year ended December 31, 2017 is as follows:

Name	Number of Meetings Attended
Robert Hodgkinson	3 out of 3
Craig Sturrock	3 out of 3
A. Ross Gorrell	3 out of 3
Ronnie Bozzer	3 out of 3
Stan Page (2)	1 out of 3
James Dai (1)	1 out of 3

Note 1: Mr. Dai resigned from the Board on August 30, 2017. He ceased to be a director of the Corporation effective that date.
Note 2: 100% attendance since appointment

Board Mandate

The mandate of the Board, as stated in Corporation’s Articles and subject to the Business Corporations Act (British Columbia) (“BCBCA”), is to manage or supervise the management of the business and affairs of the Corporation. The Board has the authority to exercise all such powers of the Corporation as are not, by the BCBCA or by the Corporation’s articles, required to be exercised by the shareholders of the Corporation.

Position Descriptions

The Board Chair is responsible to the Board for annually proposing the leadership and membership of each committee. The Corporation has formed four committees – the Audit Committee, the Compensation Committee, the Governance and Nominating Committee and the Reserves Committee.

The Chairman of the Audit Committee is responsible for presiding at meetings of the Audit Committee and for investigating any complaints made against the Corporation through the whistleblower policy. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board.

The Chairman of the Compensation Committee is responsible for leading the committee in overseeing the management’s formulation of human resources and compensation policies and procedures of the Corporation.

The Chairman of the Governance and Nominating Committee is responsible for developing and maintaining a set of corporate governance principles and guidelines applicable to the Corporation and review and approve the Corporation’s annual disclosure of corporate governance compliance.

The Chairman of the Reserves Committee is responsible for managing the affairs of the committee, working with the officers of the Corporation regarding its reserves and communicating with the Corporation’s independent petroleum consultants.

The Board has developed a written position description for the Chief Executive Officer.

Management Supervision by Board

The size of the Corporation is such that all the Corporation’s operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent Directors on an informal basis as the independent Directors are actively and regularly involved in reviewing and supervising the operations of the Corporation and have regular and full access to management. The independent Directors are however able to meet at any time without any members of management including the non-independent Directors being present.

Further supervision is performed through the Audit Committee which is composed of a majority of independent Directors who can meet with the Corporation's auditors without management being in attendance. The independent Directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

The following Directors hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Robert Hodgkinson	N/A
A. Ross Gorrell	Petromin Resources Ltd.
Craig C. Sturrock	N/A
Ronnie Bozzer	N/A
Stan Page	QuickSilver Resources Inc.

Orientation and Continuing Education

While the Corporation does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board Directors, committees and copies of the Corporation's corporate governance policies;

2.	access to recent, publicly filed documents of the Corporation;

3.	access to management; and

4.	summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Corporation’s operations. Board members have full access to the Corporation's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to Shareholders.

The Board has adopted a written Code of Conduct (the "Code") for its Directors, officers and employees. The Code was filed in the Corporation's SEDAR profile at www.sedar.com on April 18, 2007. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board or management. No material change reports have been filed by the Corporation since the beginning of the Corporation’s most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Board Member’s Nomination Process

(a)   Identification Process

New Board Members are identified by either the Governance and Nominating Committee (“Committee”) or by a majority of the Board’s independent Directors. The Committee is responsible for identifying, assessing, making recommendations as to candidates for election to the Board with a view to the independence and expertise required for effective governance and compliance with the applicable regulatory requirements. The Committee shall consist of no fewer than three members, each of whom shall be appointed and removed by the Board.

(b)   Independence of Governance and Nominating Committee

The Governance and Nominating Committee, which is responsible for the nomination of board members, is composed entirely of independent directors.

In lieu of a Committee, the Board will act to carry out the process and actions of nomination by the Board acting as the Committee. The majority of the Board’s independent Directors must approve these actions. In the case that the Board is acting as the Committee, all references hereinafter to the Committee shall refer to the Board acting as the Committee.

(c)   Responsibilities, Powers and Operation of the Governance and Nominating Committee

The Committee shall have the responsibility to develop and recommend criteria for the selection of new Directors to the Board, including but not limited to diversity, age, skills, experience and time availability (including the number of other boards he or she sits on in the context of the needs of the Board and the Corporation). The Committee shall have the power to apply such criteria in connection with the identification of individuals to be Board members, as well as to apply the standards for independence imposed by all the applicable laws and regulatory requirements and the underlying purpose and intent thereof in connection with such identification process.

When vacancies occur or otherwise at the direction of the Board, the Committee shall actively seek individuals whom it determines meet such criteria and standards for recommendation to the Board. The Committee shall have the authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm's fees and other retention terms, at the Corporation’s expense.

The Committee shall select and recommend, on an annual basis, nominees for election as Directors for the next annual meeting of Shareholders and it may form and delegate authority to subcommittees or members when appropriate. The Committee shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by (i) officers and other employees of Corporation, whom such member believes to be reliable and competent in the matters presented, and (ii) counsel, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.

Expectations of Management

The Board expects management to operate the business of the Corporation in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's business plan and to meet performance goals and objectives.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Corporation’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual Directors and each of its Committees. To assist in its review, the Board conducts informal surveys of its Directors on their assessment of the functioning of the Board and reports from each Committee respecting its own effectiveness. As part of the assessments, the Board or the individual Committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Diversity

The Corporation has not adopted a written policy relating to “diversity”, whether with respect to the identification and nomination of women as members of the Board or as executive officers. As at April 18, 2017, there were no female Board members or executive officers. The Corporation has not set specific gender representation targets for Directors, as the Governance and Nominating Committee instead recommends Board nominations based on qualifications, regardless of gender. Similarly, the Corporation has not set specific gender representation targets for executive officers, preferring to make such appointments based solely on merit. The Corporation values diversity and is committed to providing equal opportunity in all aspects of the Corporation.

Other Board Committees

In addition to the committees set out above, the board of directors has established a reserves committee, to assist the Board in monitoring the integrity of the oil and gas reserves of the Corporation, compliance by the Corporation with legal and regulatory requirements related to reserves, qualifications, independence and performance of the Corporation's independent reserve evaluators, and the performance of the Corporation’s procedures for providing information to the independent reserve evaluators. The reserves committee is comprised of three members, Stan Page, A. Ross Gorrell and Ronnie Bozzer.

The charter for the reserves committee includes the following responsibilities:

  reporting committee actions to the Board with such recommendations as the committee may deem appropriate,

  providing a report of management and Directors on oil and gas disclosure for the Corporation's annual information form as prescribed in Form 51-101F3 of National Instrument 51-101,

  annually engage the independent reserve evaluators and evaluate the performance of the independent reserve evaluators,

  ensuring no restrictions are placed by management on the scope of the reserve evaluators' review and examination of the Corporation’s information,

  ensuring that no officer, director or employee attempts to fraudulently influence, coerce, manipulate or mislead any evaluator engaged in the preparation of the Corporation’s oil and gas reserves statements, and reviewing process and results in relation to the completion of the reserve evaluations.

Majority Voting Policy

The Board has adopted a policy (the “Majority Voting Policy”) attached hereto as Schedule “A” providing for majority voting in director elections at any meeting where an “uncontested election” of directors is held. An “uncontested election” means an election where the number of nominees for election as directors is equal to the number of directors to be elected.

Pursuant to the Majority Voting Policy, the forms of proxy circulated in connection with a meeting of Shareholders at which an election of directors is conducted will provide Shareholders with the ability to vote in favour of, or to withhold from voting for, each director nominee. If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of that nominee, the director nominee is required to immediately tender his or her resignation to the Chair of the Board. Following receipt of a resignation, the Governance and Nominating Committee will consider whether or not to accept the offer of resignation and will recommend to the Board whether or not to accept it. The Governance and Nominating Committee will be expected to recommend that the Board accept the resignation unless the committee determines there are exceptional circumstances that will warrant the continued service of the resigning director. Within 90 days following the applicable meeting of Shareholders, the Board is required to make its decision on the Governance and Nominating Committee’s recommendation. The Board is expected to accept the resignation of the resigning director unless the Board determines there are exceptional circumstances that warrant the continued service of the resigning director. The Board is required to promptly publicly disclose its decision, including the reasons for rejecting the resignation offer, if applicable. If a resignation is accepted, the board of directors may, in accordance with the Corporation’s bylaws and the Business Corporations Act (British Columbia) appoint a new director to fill the vacancy created by the resignation, reduce the size of the board of directors, leave the vacancy open, call a special meeting to fill the vacancy, or any combination of the foregoing. A resigning director is not permitted to participate in any deliberation of the Compensation Committee or the Governance and Nominating Committee or the board of directors at which his or her resignation is to be considered. In the event that any director who received a greater number of proxy votes withheld than votes in favour of such director’s election does not tender his or her resignation in accordance with the Majority Voting Policy, he or she will not be nominated by the board directors.

Directors’ and Officers’ Liability Insurance

The Corporation maintains a policy of insurance for the Directors and officers, as applicable, of the Corporation. The aggregate limit of liability applicable to all insured Directors and officers under the policy is $1.0 million inclusive of defence costs. Under the policy, the Corporation has reimbursement coverage to the extent that it has indemnified the insured Directors and officers in excess of a deductible of $50,000 for each loss. The annual premium for 2018 is $19,800, which is paid by the Corporation.

GENERAL

On any ballot that may be called for with respect to the matters described in the notice calling the Meeting, the shares represented by each properly executed proxy appointing one of the persons named by management in the accompanying form of proxy will be voted in the fixing of the number of Directors, the election of the named Directors, the appointment of auditors and the fixing of their remuneration, and the approval of the share consolidation unless the specifications in the proxy direct the shares to be withheld from voting.

The accompanying form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to matters identified in the accompanying notice of the Meeting and other matters that may properly come before the Meeting. The management of the Corporation presently knows of no such amendments, variations or other matters to come before the Meeting.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. is the transfer agent and registrar for the Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 520-999 Canada Place, Vancouver, BC V6C 3E1 to request copies of the Corporation’s annual information form, financial statements and Management’s Discussion and Analysis (“MD&A”).

Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTORS’ APPROVAL

The contents of this Information Circular and the sending of same to each Director and Shareholder of the Corporation and to the auditors of the Corporation has been approved by the Directors of the Corporation.

DATED at Vancouver, British Columbia, this 7th day of May, 2018.

"Robert L. Hodgkinson"
Robert L. Hodgkinson
Chairman and Chief Executive Officer

SCHEDULE “A”

MAJORITY VOTING POLICY

The Board of Directors is committed to fulfilling its responsibility for the stewardship of DXI Energy Inc. (the “Corporation”) and the enhancement of shareholder value, and believes that each member of the Board of Directors should carry the confidence and support of the Corporation’s shareholders. The Board of Directors has, in light of best practice standards in Canada, unanimously adopted this statement of policy providing for majority voting in director elections at any meeting of the Corporation’s shareholders where an “uncontested election” of directors is held. For the purposes of this policy, an “uncontested election” of directors of the Corporation means an election where the number of nominees for directors is equal to the number of directors to be elected. An “uncontested election” shall not include an election of directors where the directors determine that there is in effect a contest for the election of the directors. The forms of proxy circulated in connection with a meeting of the Corporation’s shareholders at which an uncontested election of directors is to be conducted provides the Corporation’s shareholders with the ability to vote in favour of, or to withhold from voting for, each director nominee. If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee, the director nominee shall be required to promptly submit his or her resignation to the Chair of the Board of Directors following the applicable meeting of the Corporation’s shareholders.

Following receipt of a resignation submitted pursuant to this policy, the Nominating and Governance Committee of the Corporation (the “Governance Committee”) shall consider whether or not to accept the offer of resignation and shall recommend to the Board of Directors whether or not to accept it. With the exception of exceptional circumstances that would warrant the continued service of the applicable director on the Board of Directors, the Board of Directors shall accept the resignation.

Within 90 days following the applicable meeting of the Corporation’s shareholders, the Board of Directors shall make its decision, on the Governance Committee’s recommendation. Following the Board of Directors’ decision on the resignation, the Board of Directors shall promptly disclose, via press release (a copy of which shall be provided to the Toronto Stock Exchange), their decision whether to accept the Director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. If a resignation is accepted, the Board of Directors may in accordance with the provisions of the Corporation’s articles and the Business Corporations Act (British Columbia), as may be amended and/or supplemented from time to time, appoint a new director to fill any vacancy created by the resignation, reduce the size of the Board of Directors, leave any vacancy open until the next annual general meeting of the shareholders of the Corporation, call a special meeting of shareholders at which there will be presented nominees to fill any vacancies, or any combination of the above.

A Director who tenders his or her resignation pursuant to this majority voting policy shall not be permitted to participate in any deliberations or vote of the Governance Committee and/or the Board of Directors at which his or her resignation is to be considered.

In the event that a sufficient number of the Governance Committee members received a greater number of proxy votes withheld than the votes for such members in the same election, such that the Governance Committee no longer has a quorum, then such members of the Governance Committee receiving a majority withheld vote shall not be permitted to participate in any deliberations or vote at the meeting of the Governance Committee at which his or her resignation is to be considered, however he or she shall be counted for the purpose of determining whether the Governance Committee has quorum. If all the members of the Governance Committee received a greater number of proxy votes withheld than the votes for each member in the same election, then the Board of Directors shall consider whether or not to accept the offer(s) of resignation without a recommendation from the Governance Committee.

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In the event that a sufficient number of the Board of Director members received a greater number of proxy votes withheld than the votes for such members in the same election, such that the Board of Directors no longer has a quorum, then such Directors receiving a majority withheld vote shall not be permitted to participate in any deliberations or vote at the meeting of the Board of Directors at which his or her resignation is to be considered, however he or she shall be counted for the purpose of determining whether the Board of Directors has quorum. Notwithstanding the above, if all of the members of the Board of Directors received a greater number of proxy votes withheld than the votes for each member in the same election, then the entire Board of Directors shall consider whether or not to accept the offers of resignation.

In the event that any Director, who received a greater number of proxy votes withheld than votes in favour of such Director’s election, does not tender his or her resignation in accordance with this majority voting policy, he or she will not be re-nominated by the Board of Directors.

The Corporation shall promptly advise the Toronto Stock Exchange if a director receives a majority “withhold” vote and shall publish the voting results for the election of directors in the manner required by applicable laws.

The Governance Committee may adopt such procedures as it sees fit to assist it in its determinations with respect to this policy.

Policy approved March 31, 2017

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